BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055525

02 OCT 21 AM 9:43

10.10.2002

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the Press Releases about the Announcement of Phase III Plan and Disclosure regarding Article 25 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/28

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

MEDIA RELATIONS:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europa Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR RELATIONS:
Dieter Bock, Tel. +49 9132 81 2261

Disclosure Regarding Article 25, Paragraph 1 of the WpHG

Morgan Stanley Surpasses 5% Equity Threshold in PUMA

Herzogenaurach, Germany, October 3, 2002. PUMA AG, the global sporting goods company, announces that the investment bank Morgan Stanley & Co. International Limited, of London, Great Britain, has surpassed the 5% equity threshold and as of September 23, 2002, holds 5.4825% of the company's stock.

Morgan Stanley has become PUMA AG's second largest individual stockholder, after Monarchy/Regency and its affiliates, which collectively control 39.3833% of PUMA's stock.

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PUMA is the alternative sports brand that alone fuses the creative influences from the worlds of sport, lifestyle and fashion. For further information please visit www.puma.com.

MEDIA CONTACT:
U.S.A. Lisa Beachy, Tel. +1 978 698 1124
Europe Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

PUMA® Announces its Phase III Plan

Unleashing PUMA's Brand Potential

Herzogenaurach, Germany, October 3, 2002 – PUMA®, the global sporting goods company, announced the next phase of its company development during its Bi-annual International Sales and Marketing Conference, held in Rotterdam. After successfully completing the objectives of its Phase I and II business plans, reaching 1 billion Euros in branded sales ahead of schedule last year, PUMA initiated Phase III this year. The goal will be to further explore the potential of the PUMA brand by generating desirable and profitable growth.

PUMA's new mission will be to become the most desirable sportlifestyle brand in the world. The term "sportlifestyle" is the unifying point for two concepts that used to be separate. It is a new singularity based on PUMA's authenticity in sport and its contemporary rapport with the lifestyle of its consumers. PUMA will continue executing its brand strategy set in 1998, to be the brand that alone fuses the creative influences from the worlds of sport, lifestyle, and fashion.

From the current standpoint, PUMA views its brand potential at 2 billion Euros, based on consolidated and licensed sales. The company plans to tap into a significant part of that potential in Phase III, expecting growth in all regions, but in particular Europe and the Americas. On a group level, PUMA is targeting to average a double-digit annual consolidated sales and profit growth until 2006.

To support its future plan, PUMA has broadened its leadership structure by introducing a Group Executive Committee, consisting of the existing Board of Management and the Global Functional Directors. The overall control, resource allocation, and strategic planning for the company will continue to fall upon the Board of Management. The Group Executive Committee will provide operational leadership, reviewing the course of business, analyzing and coordinating developments in the various corporate functions and departments, as well as developing PUMA's strategic planning initiatives. This Committee reports directly to Jochen Zeitz, Chief Executive Officer.

The newly appointed Global Functional Directors are: Antonio Bertone, 29, Global Director of Brand Management; Peter Mahrer, 43, General Manager of Central Europe and International Sales; Dieter Bock, 44, General Manager of Finance; and Klaus Bauer, 47, General Manager of Operations and Human Resources. This evolved and innovative leadership structure will support the further development of PUMA's virtual company setup.

As part of its Phase III plan, PUMA is also planning the continuation of above-average industry investments into Marketing and Retail, while continuing to strengthen R&D. The company will continue to implement and upgrade its unique distribution strategy of placing products into clearly defined channels ranging from sport, to sportlifestyle, and fashion. PUMA expects its retail division to reach over 10% of sales. The establishment of a fully web-based supply chain management system is also planned during Phase III. Capital expenditures are expected to reach Euro 30 million annually.

After a record year in 2001, PUMA management expects further strong improvements in sales and profitability in the third quarter and Full-Year 2002. More specifically, sales growth in the third quarter should reach approximately 45%, or 52% year-to-date. PUMA also expects to achieve at least 43% in gross profit margin in both the third quarter and year-to-date. Pretax earnings at the end of the third quarter

should already surpass 100 million Euros, while orders are expected to grow by approximately 60%. More complete details and exact figures for the third quarter will be announced on November 6, 2002.

For the Full-Year 2002, PUMA expects to achieve a sales growth of approximately 48%, as well as an estimated pretax profit of 12% of sales. Based on a tax ratio of 32%, PUMA anticipates a net margin of 8%, or approximately 4.70 Euros per share.

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

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PUMA is the alternative sports brand that alone fuses the creative influences from the worlds of sport, lifestyle and fashion. For further information please visit www.puma.com.